ITT Educational Services, Inc.
13000 North Meridian Street
Carmel, IN 46032-1404
Telephone (317) 706-9200

July 27, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

Re:	ITT Educational Services, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed April 26, 2012
File No. 001-13144

Dear Mr. Spirgel:

On behalf of ITT Educational Services, Inc. (the “Company,” “we” or “us”), this letter is in response to the Securities and Exchange Commission’s (the “Commission”) comment letter dated July 12, 2012 relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.  As confirmed by Ms. Christy Adams on July 16, 2012, the Company’s response to the comment letter is due within ten business days of its receipt of the letter on July 16, 2012.  For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors, page 12

Action by the U.S. Congress to revise the laws governing the federal student aid programs…, page 13

1.
Comment:  We note disclosure that as a result of new restrictions being placed on students’ eligibility for grants under the Pell program, the amount of federal student financial aid to some or current and prospective students will be less. However, we note that you do not believe those changes, effective July 1, 2012, will negatively affect the decisions of prospective or current students to begin or continue attending your institutions. Please tell us, and if applicable discuss in future filings, why you believe the changes to the amount of federal funding available to your students will not affect future enrollment at your institutions.

Response: We do not believe that the changes to the Federal Pell Grant program, effective July 1, 2012, will negatively affect the decisions of prospective or current students to begin or continue attending our institutions, because:

•	the reduction in the Federal Pell Grant amount received by a particular student is not material relative to the cost of the student’s program of study; and
•	we believe that there are other financial aid sources available to students that they could use to pay their program costs, including other grants, scholarships and internal student financing.

If this portion of the risk factor is repeated in future filings, or if we disclose other changes in financing and state that we do not believe such changes will affect future enrollment, we will include the basis for that belief in the disclosure.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Financial Condition, Liquidity and Capital Resources, page 45

2.
Comment: We note your disclosure on page 45 that you are “pursuing arrangements with unaffiliated lenders for them to provide private education loans to our students and their parents to qualify.” In addition, we note disclosure that if you are unable to timely identify lenders to make private education loans to your students and their parents on terms similar to the private education loan programs that expired in 2011, it could have a material adverse effect on your cash flows in 2012 and subsequent periods, and could require you to increase the amount of internal student financing that you provide to your students. Please supplementally discuss why the company has not yet entered into a new third-party private lending program at this time and whether it anticipates entering into a program in the future. We do not note any disclosure related to third-party private lending programs in your Form 10-Q for period ended March 31, 2012. Additionally, discuss in future filings how management intends to address the negative effect the lack of funds received from private education loans made to students by third-party lenders has had on your cash flows. Discuss whether this could include increasing the amount of internal student financing available to students.

Response: While we are pursuing arrangements with unaffiliated lenders for them to provide private education loans to our students, we have been unable to enter into a mutually-agreeable arrangement with any lender or financing source to date.  We have disclosed, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”), in the risk factor entitled, “If we are unable to timely identify lenders to make private education loans to our students, our students’ ability to finance their education could be adversely affected, our receivables could increase and our student population could decrease,” various factors that have resulted in a reduction in the availability of private education loans to our students.  In addition, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) sections of the Form 10-K and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 (the “First Quarter 2012 Form 10-Q”), we discussed that we believed that internal student financing would likely increase in 2012 (or, in the case of the First Quarter 2012 Form 10-Q, had increased in the first quarter of 2012) due to the expiration of the principal private loan programs available to our students in 2011, as well as the effects that such an increase would likely have in 2012 (or, in the case of the First Quarter 2012 Form 10-Q, had in the first quarter of 2012) on various financial and cash flow metrics.

In order to provide additional clarity, in response to this comment, the Company included additional disclosures in the MD&A section of its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 (the “Second Quarter 2012 Form 10-Q”), which is being filed on the same date as this letter.  These additional disclosures are as follows:

“Private Student Financing Update.   In 2011 and 2010, we received funds on behalf of our students from unaffiliated private education loan programs, which represented, in the aggregate, approximately 7% of our cash receipts in 2011 and 12% of our cash receipts in 2010.  As previously discussed, the two private education loan programs that provided the vast majority of private education loans to our students in 2011 and 2010 expired in 2011.  As a result, in the first six months of 2012, we have increased the amount of internal student financing that we provide to our students.

The increased internal student financing that we have provided to our students has negatively impacted our liquidity and exposed us to greater credit risk.  Internal student financing provides for payments to us by our students over an extended term, which has had a material adverse effect on our cash flows from operations in the first six months of 2012.  In addition, we have the risk of collection with respect to our internal student financing, which has caused us to increase our allowance for doubtful accounts as of June 30, 2012 compared to June 30, 2011 and has resulted in an increase in our bad debt expense as a percentage of revenue in the first six months of 2012 compared to the same prior year period.  Increases in internal student financing also increased our accounts receivable and our days sales outstanding as of June 30, 2012 compared to June 30, 2011.  Further, our deferred revenue decreased as of June 30, 2012 compared to June 30, 2011, primarily due to the decrease in the amount of funds received from private education loans made to our students by third-party lenders.

A continued lack of availability of private education loans for our students will continue to materially adversely impact our financial condition and cash flows.  We are pursuing arrangements with unaffiliated lenders for them to provide private education loans to our students and their parents who qualify. We cannot assure you, however, that we will be able to timely identify alternative lenders on terms as favorable to us as the previous programs were, or at all. Adverse market conditions for consumer loans and student loans, including lenders’ difficulties in reselling or syndicating student loan portfolios, have resulted and could continue to result in providers of private education loans reducing the availability of, or increasing the costs associated with, providing those loans to students. The loan underwriting standards can vary significantly among lenders, which could adversely affect the ability of some of our students to obtain private education loans. In particular, private education loans to students with low credit scores are difficult to obtain.  During such time as our students and their parents are unable to obtain private education loans, we intend to continue to provide internal student financing to our students, which will result in a continuation of the adverse factors that are described in the preceding paragraph, including a material adverse effect on our financial condition and cash flows.”

The Company plans to include this additional disclosure, or variations thereof depending on the circumstances at the time, in future filings to the extent there are no significant private education loan programs available to the Company’s students during the applicable reporting period.

Notes to Financial Statements

Note 14. Commitments and Contingencies, page F-24

3.
Comment: We refer to the liability recorded for claims and contingencies of $36 million at December 31, 2011. You state that a substantial majority pertains to your guarantee arrangements under private education loan programs. We note from your disclosures on page 46 in your Form 10-K for the year ended December 31, 2010, that your recorded liability for the guarantee obligations related to PEAKS Guarantee, the 2009 RSA or the 2007 RSA included in other liabilities on your Consolidated Balance Sheet was not material. Considering the change in your liability for guarantee obligations, and with a view toward providing enhanced disclosure in future filings please revise to disclose the carrying amounts and classification of the liabilities in your statement of financial position that relate to the variable interest in the PEAKS guarantee per ASC 810-10-50-4(a).

Response: In accordance with ASC 810-10-50-4(a) and ASC 810-10-50-11, the Company disclosed the carrying value and classification in the Company’s statement of financial position of the assets and liabilities that relate to its variable interests in variable interest entities (“VIEs”) in two separate notes of the Company’s Notes to Consolidated Financial Statements in the Form 10-K.  In Note 11 – Variable Interests, the Company provided certain qualitative and quantitative disclosures regarding its variable interests in the VIEs associated with the private education loan programs sponsored by the PEAKS Trust and 2009 Entity (each as defined in the Form 10-K).  The Company also disclosed the carrying value and classification in the statement of financial position of the assets that relate to the VIEs in Note 11.  References to Note 14 – Commitments and Contingencies were provided in Note 11 to direct the reader to additional disclosures regarding the VIEs.  In Note 14 – Commitments and Contingencies, the Company disclosed the carrying value and classification in the statement of financial position of the liabilities related to the VIEs and other contingent liabilities, along with a further description of the guarantee obligations.

The Company aggregated the disclosure of the carrying value of the liabilities associated with its guarantee obligations related to the VIEs as allowed under ASC 810-10-50-9.  ASC 810-10-50-9 states that:  “Disclosures about VIEs may be reported in the aggregate for similar entities if separate reporting would not provide more useful information to financial statement users.”  In determining whether to aggregate the carrying value disclosures, the Company considered the characteristics of each guarantee arrangement, the other disclosures describing the Company’s guarantee obligations and other variable interests with the VIEs, the amounts related to each obligation and whether an aggregate disclosure of the carrying value of the guarantee obligations would provide readers with an understanding of the Company’s potential financial obligations and position relative to the third-party private education loan programs.

After consideration of the above factors, the Company concluded that an aggregate disclosure of the carrying value of the guarantee obligation associated with the PEAKS Guarantee, the 2009 RSA and the 2007 RSA (each as defined in the Form 10-K) meets the disclosure objectives outlined in the accounting guidance and provides investors with the information needed to understand the contingent liability that the Company may incur related to the private education loan programs offered to its students by unaffiliated entities.

In order to provide additional clarity, in response to this comment, the Company included an additional disclosure in Note 11 – Contingencies of the Second Quarter 2012 Form 10-Q related to the classification of the contingent liability.  The additional disclosure is contained in the last sentence of the following paragraph:

“We are also subject to various claims and contingencies, including those related to litigation, business transactions, guarantee arrangements and employee-related matters, among others.  We record a liability for those claims and contingencies, if it is probable that a loss will result and the amount of the loss can be reasonably estimated.  Although we believe that our estimates related to any claims and contingencies are reasonable, we cannot make any assurances with regard to the accuracy of our estimates, and actual results could differ materially.  As of June 30, 2012, our recorded liability for these claims and contingencies was approximately $41,600, the substantial majority of which pertained to our guarantee arrangements.  Approximately $6,000 of the recorded liability was included in Other current liabilities and approximately $35,600 was included in Other liabilities on our Condensed Consolidated Balance Sheet as of June 30, 2012.”

The Company plans to include this additional disclosure, or variations thereof depending on the circumstances at the time, in future filings.

4.
Comment: Please revise your off-balance sheet disclosures in MD&A at page 48 to describe any known events, demands, commitments, trends or uncertainties that could result in or are reasonably likely to result in material liabilities or losses relating to your guarantee arrangements. In this regard, you should provide an indication of the reasons for the change in the liability, such as negative performance of the underlying student loans, and if you expect any known trends or uncertainties to continue.

Response: In response to this comment, the Company included additional disclosures in the MD&A section of the Second Quarter 2012 Form 10-Q related to the principal factor that is reviewed in connection with estimating the amount of the contingent liability with respect to the guarantee arrangements under the risk sharing agreements at the end of each reporting period, as well as a reason for the change in liability in certain reporting periods.  These additional disclosures are as follows:

“We review various factors when determining the amount to recognize as a contingent liability with respect to the guarantee arrangements under the RSAs at the end of each reporting period.  The principal factor that we review is the repayment performance of the private education loans under each of the RSAs.  As each portfolio of private education loans matures, additional data related to the performance of the loans and other information regarding the loans becomes available to us that we utilize to estimate the related contingent liability.  In certain reporting periods, there have been disruptions in the servicing of a portion of the private education loans under the RSAs, which we believe has negatively impacted the repayment performance of those private education loans.  We cannot predict with any certainty the extent to which the servicing disruptions may affect the repayment performance of those loans in future periods, or whether other servicing disruptions will occur in the future.  If the effect of the servicing disruptions continues, additional servicing disruptions occur or other factors negatively impact the repayment performance of the private education loans under the RSAs, the contingent liability associated with those guarantees would increase.”

The Company plans to include this additional disclosure, or variations thereof depending on the circumstances at the time, in future filings.

Form 10-Q for the Quarter Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 19

5.
Comment: We note your disclosure reflecting a decline in total and new student enrollments. We also note the disclosure addressing the primary factors that contributed to the decrease in total student enrollment over your past periods presented. In future filings, please enhance your disclosure to more fully discuss this trend, including outlining steps management may take or has taken to address and reverse it, and the effect on your results of operations, including revenues and marketing expenses. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: In response to this comment, we included additional disclosure in the MD&A section of the Second Quarter 2012 Form 10-Q as follows:

“A continued decline in new and total student enrollment could have a material adverse effect on our business, financial condition, revenue and other results of operations and cash flows.  We have taken a number of steps in an attempt to reverse the decline in total and new student enrollment, including, without limitation, refining our marketing, advertising and communications to focus more on the student value proposition and outcomes of an ITT Technical Institute education.”

The Company plans to include this additional disclosure, or variations thereof depending on the circumstances at the time, in future filings.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at (317) 706-9486 or dmfitzpatrick@ittesi.com.

Sincerely,

/s/ Daniel M. Fitzpatrick
Daniel M. Fitzpatrick
Executive Vice President,
   Chief Financial Officer